HSBC (LOGO)

Management Assertion

As of and for the year ended December 31, 1999, HSBC Mortgage Corporation (USA) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, HSBC Mortgage Corporation (USA) had in effect fidelity bond and errors and omissions policies in the amount of $550,000,000 and $50,000,000 respectively.

David J. Hunter
President

Daniel B. Duggan
SVP,Secondary Marketing

Susan Wojnar
SVP, Mortgage Servicing


HSBC  Mortgage  Corporation  (USA) 2929  Walden  Avenue,  Depew,  NY 14043 EQUAL
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